The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-134082

PRELIMINARY PROSPECTUS SUPPLEMENT

Subject to Completion dated September 3, 2008
(To Prospectus Dated May 12, 2006)

6,000,000 Shares

Common Stock

We are offering for sale 6,000,000 shares of our common stock to be sold in this offering.

Our common stock is traded on the New York Stock Exchange under the symbol “HCN.” On September 2, 2008, the last reported sale price of our common stock on the NYSE was $51.79 per share.

Investing in our common stock involves risk. See “Risk factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The underwriters may also purchase up to 900,000 additional shares of common stock from us on the same terms and conditions as set forth above to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $          , and the total proceeds, before expenses, to us will be $          .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about September   , 2008.

Joint Book-Running Managers

Deutsche Bank Securities

Banc of America Securities LLC

UBS Investment Bank

Merrill Lynch & Co.
Senior Co-Managers

KeyBanc Capital Markets	Raymond James

Co-Managers

Stifel Nicolaus	Morgan Keegan & Company, Inc.

The date of this prospectus supplement is             , 2008.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus.” We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such “free writing prospectus” or the documents incorporated therein by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. This information is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the sections contained in this prospectus supplement entitled “Risk factors” and “Forward-looking statements” and the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless we have specifically indicated otherwise, references in this prospectus supplement to “we,” “us,” “our,” the “Company,” or similar terms are to Health Care REIT, Inc. and its subsidiaries. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

About Our Company

We are an equity real estate investment trust that invests across the full spectrum of senior housing and health care real estate. We also offer a full array of property management and development services. Founded in 1970, we were the first REIT to invest exclusively in health care properties.

As of June 30, 2008, we had $5,475,344,000 of real estate investments in 635 properties located in 38 states. At that date, the portfolio included 194 assisted living facilities, 225 skilled nursing facilities, 62 independent living/continuing care retirement communities, 126 medical office buildings and 28 specialty care facilities.

Our principal executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and our telephone number is (419) 247-2800. Our website address is www.hcreit.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

Our Strategy

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest across the full spectrum of senior housing and health care real estate and diversify our investment portfolio by property type, operator/tenant and geographic location. We seek to increase funds from operations and funds available for distribution and to enhance stockholder value through relationship investing programs. The primary components of this strategy are set forth below.

Relationship Investing

We establish relationships with, and provide financing to, senior housing and health care providers throughout their growth cycles. We target hospital systems and/or operating companies with experienced management teams, regionally focused operations and significant growth potential.

Portfolio Management

Portfolio strength is derived from diversity by customer, property sector and geographic location. We emphasize long-term investment structures that result in a predictable asset base with attendant recurring income, funds from operations and funds available for distribution.

Our investment properties are those in which we do not participate in the management of the property and are primarily land, building, improvements and related rights that are leased to operators under long-term operating leases. These leases generally have a fixed contractual term of 12 to 15 years and contain one or more five to 15-year renewal options. Our operating properties are those in which we actively manage the property and are typically multi-tenant medical office buildings that are leased to multiple health care providers (typically hospitals and physician practices). These leases have initial terms ranging from one to 20 years, although typically they are in the range of five to 10 years. We regularly monitor the portfolio through a detailed budget process and with our proprietary database system.

The Portfolio

The following table summarizes our portfolio as of June 30, 2008:

		Percentage of	Number of	# Beds/Units	Investment per
Type of Property	Investments	Investments	Properties	or sq. ft.	Metric(1)	States
	(In thousands)

Independent living/CCRCs	$950,059	17%	62	7,684 units	$161,265 per unit	20
Assisted living facilities	1,128,597	21%	194	11,810 units	111,649 per unit	31
Skilled nursing facilities	1,579,183	29%	225	30,464 beds	52,360 per bed	28
Specialty care facilities	533,178	10%	28	1,885 beds	388,198 per bed	12
Medical office buildings	1,284,327	23%	126	5,342,072 sq. ft.	269 per sq. ft.	20

Totals	$5,475,344	100%	635

(1)	Investment per metric was computed by using the total investment amount of $6,323,544,000 which includes real estate investments and unfunded construction commitments for which initial funding has commenced which amounted to $5,475,344,000 and $848,200,000, respectively.

We invest across the full spectrum of senior housing and health care real estate. We diversify our investment portfolio by property type, operator/tenant and geographic location. In determining whether to invest in a property, we focus on the following: (1) the experience of the tenant’s or borrower’s management team; (2) the historical and projected financial and operational performance of the property; (3) the credit of the tenant or borrower; (4) the security for the lease or loan; and (5) the capital committed to the property by the tenant or borrower. We conduct market research and analysis for all potential investments. In addition, we review the value of all properties, the interest rates and covenant requirements of any debt to be assumed and the anticipated sources of repayment of any existing debt that is not to be assumed.

We monitor our investments through a variety of methods determined by the type of property and operator/tenant. Our asset management process generally includes review of monthly financial statements and other operating data for each property, periodic review of obligor creditworthiness, periodic property inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks.

Through asset management and research, we evaluate the operating environment in each property’s market to determine whether payment risk is likely to increase. When we identify unacceptable levels of payment risk, we seek to mitigate, eliminate or transfer the risk. We categorize the risk as obligor, property or market risk. For obligor risk, we typically find a substitute operator/tenant to run the property. For property risk, we usually work with the operator/tenant to institute property-level management changes to address the risk. Finally, for market risk, we often encourage an obligor to change its capital structure, including refinancing the property or raising additional equity. Through these asset management and research efforts, we are generally able to intervene at an early stage to address payment risk and, in so doing, support both the collectibility of revenue and the value of our investment.

Other Information

The SEC maintains an Internet website at http://www.sec.gov that contains our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and all amendments thereto. All reports that we file with the SEC may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Recent Developments

One of our subsidiaries has entered into an agreement with an affiliate of Arcapita, Inc. to acquire its 90% interest in a venture owning 29 senior housing properties managed by Sunrise Senior Living, Inc. for approximately $643.5 million, excluding transaction costs. The purchase will be financed with approximately $365.4 million in cash (obtained through a drawdown on our existing unsecured line of credit), plus 90% of the $309 million of existing debt held by the venture. Sunrise will continue to manage the properties and will retain a 10% interest in the venture. The transaction is subject to our due diligence review. We may terminate the agreement at any time during the 45-day review period if we are not satisfied with the results of the review. Our obligation to close is also subject to various other terms and conditions.

On July 30, 2008, the Housing and Economic Recovery Act of 2008 (“The Act”) became law. The Act, among other things, allows a REIT for taxable years beginning after July 30, 2008 to lease qualified health care property on an arm’s length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by an eligible independent contractor. Generally, the rent that the REIT will receive from such a taxable REIT subsidiary will be treated as “rents from real property.” The Act also made some changes to the REIT asset and income tests. Previously, no more than 20% of our total assets could be represented by securities of one or more taxable REIT subsidiaries. For tax years beginning after July 30, 2008, this percentage will be increased to 25%. Additionally, with respect to the two separate percentage tests relating to our sources of gross income that must be satisfied by a REIT each taxable year—namely, that at least 75% of our gross income must be from “rents from real property” and that at least 95% of our gross income must be derived from sources qualifying for the 75% gross income test and from dividends and interest—certain items that primarily relate to foreign currency exchange gains resulting from passive income, real estate income or hedging transactions will be excluded. For a general discussion of REIT tax matters, see “Item 1—Business—Taxation—Federal Income Tax Considerations” included in our Annual Report on Form 10-K for the year ended December 31, 2007.

The Offering

Common Stock Offered	6,000,000 shares of our common stock, $1.00 par value per share. We have also granted the underwriters an option to purchase up to 900,000 additional shares of our common stock to cover over-allotments.

Common Stock to be Outstanding After this Offering	100,730,579 shares (101,630,579 if the underwriters exercise their over-allotment option in full).

Use of Proceeds	Assuming a public offering price per share of $51.79 (the last reported sale price of our common stock on the NYSE on September 2, 2008), we estimate the net proceeds from this sale will be approximately $296.7 million ($341.3 million if the underwriters exercise their over-allotment option in full), after deducting our estimated offering expenses. We intend to use the net proceeds to invest in additional properties. Pending such use, we intend to use the net proceeds to repay borrowings under our unsecured line of credit. See “Use of proceeds.”

Dividends	We are currently paying dividends of $0.68 per quarter, or $2.72 per year, per share of common stock.

New York Stock Exchange Symbol	HCN

The number of shares of our common stock outstanding after this offering is based on 90,130,579 shares outstanding as of June 30, 2008, as adjusted to give effect to the issuance of 4,600,000 shares of common stock in July 2008, and excludes also as of June 30, 2008:

•	832,387 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, Stock Plan for Non-Employee Directors, 2005 Long-Term Incentive Plan and Windrose Medical Properties Trust 2002 Stock Incentive Plan;

•	8,759,553 shares of common stock reserved for issuance under our dividend reinvestment and stock purchase plan;

•	57,401 shares of common stock reserved for issuance that relate to the Series E Cumulative Convertible and Redeemable Preferred Stock;

•	697,032 shares of common stock reserved for issuance that relate to the Series G Cumulative Convertible Preferred Stock;

•	7,204,724 shares of common stock reserved for issuance that relate to the $345 million aggregate principal amount of 4.75% Convertible Senior Notes due 2026;

•	8,000,000 shares of common stock reserved for issuance that relate to the $400 million aggregate principal amount of 4.75% Convertible Senior Notes due 2027; and

•	900,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Summary Financial Data

The summary selected historical consolidated financial data set forth below should be read in conjunction with the sections of this prospectus supplement entitled “Capitalization” and “Prospectus supplement summary,” as well as the other information that we have filed with the SEC and incorporated by reference herein. The summary selected historical consolidated financial data for each of the years in the three-year period ended December 31, 2007 have been derived from our audited consolidated financial statements. These financial statements have been audited by Ernst & Young LLP, our independent registered public accounting firm. The following summary selected historical consolidated financial data as of and for the six months ended June 30, 2008 and 2007 have been derived from our unaudited interim consolidated financial statements. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. This information is only a summary, and should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 and Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our Current Report on Form 8-K filed August 6, 2008, which are incorporated by reference herein. Amounts are in thousands, except per share data.

				Six Months
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008

Operating Data
Revenues	$246,170	$294,520	$465,899	$218,103	$266,736
Income from continuing operations available to common stockholders	47,672	71,314	90,196	40,769	63,594
Net income available to common stockholders	62,692	81,287	116,272	48,976	187,065
Per Share Data
Basic:
Income from continuing operations available to common stockholders	$0.88	$1.16	$1.14	$0.54	$0.73
Net income available to common stockholders	$1.16	$1.32	$1.47	$0.64	$2.13
Diluted:
Income from continuing operations available to common stockholders	$0.87	$1.15	$1.14	$0.53	$0.72
Net income available to common stockholders	$1.15	$1.31	$1.46	$0.64	$2.12
Cash distributions per common share	$2.46	$2.8809	$2.2791	$0.9591	$1.34

	December 31,			June 30,
	2005	2006	2007	2007	2008

Balance Sheet Data
Net real estate investments	$2,849,518	$4,122,893	$5,012,620	$4,652,780	$5,467,938
Total assets	2,972,164	4,280,610	5,213,856	4,824,804	5,805,014
Total long-term obligations	1,500,818	2,198,001	2,704,668	2,456,561	3,056,954
Total liabilities and minority interests	1,541,408	2,301,817	2,809,500	2,557,400	3,171,890
Total redeemable preferred stock	276,875	338,993	330,243	338,993	305,681
Total stockholders’ equity	1,430,756	1,978,793	2,404,356	2,267,404	2,633,124

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus or incorporated by reference into the accompanying prospectus, including the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2007, in evaluating an investment in our common stock.

Risks Related to Our Business

Our expected results may not be achieved

Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to: the status of the economy; the status of capital markets, including prevailing interest rates; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators’/tenants’ difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care and senior housing industries; negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans; our ability to transition or sell facilities with profitable results; the failure to make new investments as and when anticipated; the failure of closings to occur as and when anticipated; acts of God affecting our properties; our ability to re-lease space at similar rates as vacancies occur; our ability to timely reinvest sale proceeds at similar rates to assets sold; operator/tenant bankruptcies or insolvencies; government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements; liability or contract claims by or against operators/tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; environmental laws affecting our properties; changes in rules or practices governing our financial reporting; and legal and operational matters, including real estate investment trust qualification and key management personnel recruitment and retention.

Risk factors related to our operators’ revenues and expenses

Our investment property operators’ revenues are primarily driven by occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates. Expenses for these facilities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. Revenues from government reimbursement have, and may continue to, come under pressure due to reimbursement cuts and state budget shortfalls. Liability insurance and staffing costs continue to increase for our operators. To the extent that any decrease in revenues and/or any increase in operating expenses result in a property not generating enough cash to make payments to us, the credit of our operator and the value of other collateral would have to be relied upon.

Risk factors related to obligor bankruptcies

We are exposed to the risk that our obligors may not be able to meet the rent, principal and interest or other payments due to us, which may result in an obligor bankruptcy or insolvency, or that an obligor might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us with the right to evict a tenant, demand immediate payment of rent and exercise other remedies, and our loans provide us with the right to terminate any funding obligation, demand immediate repayment of principal and unpaid interest, foreclose on the collateral and exercise other remedies, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. An obligor in bankruptcy or subject to insolvency proceedings may be able to limit or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal and interest in the case of a loan, and to exercise other rights and remedies.

We may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of an investment property, avoid the imposition of liens on a property and/or transition a property to a new tenant. In some instances, we have terminated our lease with a tenant and relet the property to another tenant. In some of those situations, we have provided working capital loans to and limited indemnification of the new obligor. If we cannot transition a leased property to a new tenant, we may take possession of that property, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

Transfers of health care facilities may require regulatory approvals and these facilities may not have efficient alternative uses

Transfers of health care facilities to successor operators frequently are subject to regulatory approvals, including change of ownership approvals under certificate of need (“CON”) laws and Medicare and Medicaid provider arrangements, that are not required for transfers of other types of real estate. The replacement of an operator could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. Alternatively, given the specialized nature of our facilities, we may be required to spend substantial time and funds to adapt these properties to other uses. If we are unable to timely transfer properties to successor operators or find efficient alternative uses, our revenue and operations may be adversely affected.

Risk factors related to government regulations

Our obligors’ businesses are affected by government reimbursement and private payor rates. To the extent that an operator/tenant receives a significant portion of its revenues from governmental payors, primarily Medicare and Medicaid, such revenues may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing governmental investigations and audits at such property. In recent years, governmental payors have frozen or reduced payments to health care providers due to budgetary pressures. Health care reimbursement will likely continue to be of paramount importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or effect any future legislative reforms may have on the financial condition of our obligors and properties. There can be no assurance that adequate reimbursement levels will be available for services provided by any property operator, whether the property receives reimbursement from Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on an obligor’s liquidity, financial condition and results of operations, which could adversely affect the ability of an obligor to meet its obligations to us.

Our operators and tenants generally are subject to extensive federal, state and local licensure, certification and inspection laws and regulations. Our operators’ or tenants’ failure to comply with any of these laws could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state health care programs, loss of license or closure of the facility. Such actions may have an effect on our operators’ or tenants’ ability to make lease payments to us and, therefore, adversely impact us.

Many of our properties may require a license and/or CON to operate. Failure to obtain a license or CON, or loss of a required license or CON would prevent a facility from operating in the manner intended by the operators or tenants. These events could materially adversely affect our operators’ or tenants’ ability to make rent payments to us. State and local laws also may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction of health care facilities, by requiring a CON or other similar approval.

Risk factors related to liability claims and insurance costs

Long-term care property operators (skilled nursing facilities, assisted living facilities, and independent living/continuing care retirement communities) have experienced substantial increases in both the number and size of patient care liability claims in recent years. As a result, general and professional liability costs have increased in some markets. No assurances can be given that the climate for long-term care general and professional liability insurance will improve in any states where the property operators conduct business. Insurance companies may reduce or stop writing general and professional liability policies for long-term care facilities. Thus, general and professional liability insurance coverage may be restricted or very costly, which may adversely affect the property operators’ future operations, cash flows and financial condition, and may have a material adverse effect on the property operators’ ability to meet their obligations to us.

Risk factors related to acquisitions

We are exposed to the risk that some of our acquisitions, including the transaction referenced in “Prospectus supplement summary—Recent developments,” may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide construction funding to an operator/tenant and the project is not completed, we may need to take steps to ensure completion of the project. Moreover, if we issue equity securities or incur additional debt, or both, to finance future acquisitions, it may reduce our per share financial results. These costs may negatively affect our results of operations.

Risk factors related to environmental laws

Under various federal and state laws, owners or operators of real estate may be required to respond to the presence or release of hazardous substances on the property and may be held liable for property damage, personal injuries or penalties that result from environmental contamination or exposure to hazardous substances. We may become liable to reimburse the government for damages and costs it incurs in connection with the contamination. Generally, such liability attaches to a person based on the person’s relationship to the property. Our tenants or borrowers are primarily responsible for the condition of the property. Moreover, we review environmental site assessments of the properties that we own or encumber prior to taking an interest in them. Those assessments are designed to meet the “all appropriate inquiry” standard, which we believe qualifies us for the innocent purchaser defense if environmental liabilities arise. Based upon such assessments, we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination, which could have a material adverse effect on our business or financial condition or the business or financial condition of our obligors.

Risk factors related to facilities that require entrance fees

Certain of our senior housing facilities require the payment of an upfront entrance fee by the resident, a portion of which may be refundable by the operator. Some of these facilities are subject to substantial oversight by state regulators relating to these funds. As a result of this oversight, residents of these facilities may have a variety of rights, including, for example, the right to cancel their contracts within a specified period of time and certain lien rights. The oversight and rights of residents within these facilities may have an effect on the revenue or operations of the operators of such facilities and therefore may negatively impact us.

Risk factors related to facilities under construction or development

At any given time, we may be in the process of constructing one or more new facilities that ultimately will require a CON and license before they can be utilized by the operator for their intended use. The operator also will need to obtain Medicare and Medicaid certification and enter into Medicare and Medicaid provider agreements or third party payor contracts. In the event that the operator is unable to obtain the necessary CON, licensure, certification, provider agreements or contracts after the completion of construction, there is a risk that we will not be able to earn any revenues on the facility until either the initial operator obtains a license or certification to operate the new facility and the necessary provider agreements or contracts or we can find and contract with a new operator that is able to obtain a license to operate the facility for its intended use and the necessary provider agreements or contracts.

In connection with our renovation, redevelopment, development and related construction activities, we may be unable to obtain, or suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. These factors could result in increased costs or our abandonment of these projects. In addition, we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our development activities, and we may not be able to complete construction and lease-up of a property on schedule, which could result in increased debt service expense or construction costs.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait years for significant cash returns. Because we are required to make cash distributions to our stockholders, if the cash flow from operations or refinancing is not sufficient, we may be forced to borrow additional money to fund such distributions. Newly developed and acquired properties may not produce the cash flow that we expect, which could adversely affect our overall financial performance.

In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected occupancy and rental rates. If our financial projections with respect to a new property are inaccurate, and the property is unable to achieve the expected occupancy and rental rates, it may fail to perform as we expected in analyzing our investment. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties that are not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property.

We do not know if our tenants will renew their existing leases, and if they do not, we may be unable to lease the properties on as favorable terms, or at all

We cannot predict whether our tenants will renew existing leases at the end of their lease terms, which expire at various times through 2029. If these leases are not renewed, we would be required to find other tenants to occupy those properties. There can be no assurance that we would be able to identify suitable replacement tenants or enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located, and we may acquire additional properties in the future through the purchase of interests in ground leases. As the lessee under a ground lease, we are exposed to the possibility of losing the property upon termination of the ground lease or an earlier breach of the ground lease by us.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties

Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.

Risk factors related to reinvestment of sale proceeds

From time to time, we will have cash available from (1) the proceeds of sales of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. We must re-invest these proceeds, on a timely basis, in properties or in qualified short-term investments. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us. Delays in acquiring properties may negatively impact revenues and perhaps our ability to make distributions to stockholders.

Failure to properly manage our rapid growth could distract our management or increase our expenses

We have experienced rapid growth and development in a relatively short period of time and expect to continue this rapid growth in the future. Our rapid growth has resulted in increased levels of responsibility for our management. Future property acquisitions could place significant additional demands on, and require us to expand, our management, resources and personnel. Our failure to manage any such rapid growth effectively could harm our business and, in particular, our financial condition, results of operations and cash flows, which could negatively affect our ability to make distributions to stockholders. Our rapid growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

We might fail to qualify or remain qualified as a REIT

We intend to operate as a REIT under the Internal Revenue Code and believe we have and will continue to operate in such a manner. If we lose our status as a REIT, we will face serious tax consequences that will substantially reduce the funds available for satisfying our obligations and for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

Since REIT qualification requires us to meet a number of complex requirements, it is possible that we may fail to fulfill them, and if we do, our earnings will be reduced by the amount of federal taxes owed. A reduction in our earnings would affect the amount we could distribute to our stockholders. Also, if we were not a REIT, we would not be required to make distributions to stockholders since a non-REIT is not required to pay dividends to stockholders amounting to at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods. See “Item 1—Business—Taxation—Federal Income Tax Considerations” of our Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the provisions of the Internal Revenue Code that apply to us and the effects of non-qualification.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would continue to be treated as dividends to the extent of our current and accumulated earning and profits, although corporate stockholders may be eligible for the dividends received deduction and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains (currently at a maximum rate of 15%) with respect to distributions.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to implement our business strategy and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to remain qualified as a REIT. Although we believe that we qualify as a REIT, we cannot assure you that we will continue to qualify or remain qualified as a REIT for tax purposes. See “Item 1—Business—Taxation—Federal Income Tax Considerations” of our Annual Report on Form 10-K for the year ended December 31, 2007.

The 90% annual distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Annual Distribution Requirements” included in our Annual Report on Form 10-K for the year ended December 31, 2007. Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. This may be due to the timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions also may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. In the event that timing differences occur or we deem it appropriate to retain cash, we may borrow funds, issue additional equity securities (although we cannot assure you that we will be able to do so), pay taxable stock dividends, if possible, distribute other property or securities or engage in a transaction intended to enable us to meet the REIT distribution requirements. This may require us to raise additional capital to meet our obligations.

Other risk factors

We are also subject to other risks. Our Second Restated Certificate of Incorporation and Second Amended and Restated By-Laws contain anti-takeover provisions (staggered board provisions, restrictions on share ownership and transfer and super majority stockholder approval requirements for business combinations) that could make it more difficult for or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Additionally, we are dependent on key personnel. Although we have entered into employment agreements with our executive officers, losing any one of them could, at least temporarily, have an adverse impact on our operations. We believe that losing more than one would have a material adverse impact on our business.

Risks Related to Our Common Stock

The share price of our common stock could be affected by several factors

Since January 1, 2005, the trading price of our common stock on the New York Stock Exchange has ranged from a low of $31.15 per share to a high of $53.98 per share. The share price of our common stock depends upon several factors, including, but not limited to: our financial condition, performance and prospects; general economic and financial market conditions; changes in estimates by analysts; the market for similar securities issued by real estate investment trusts; and our ability to meet analysts’ estimates. In addition, the market price of our common stock may be affected by future sales of our securities, including additional issuances of common stock and securities convertible into common stock. These factors, among others, could significantly depress the trading price of our common stock.

Holders of our outstanding shares of preferred stock have, and holders of any future outstanding shares of preferred stock will have, liquidation, dividend and other rights that are senior to the rights of the holders of our common stock

Since our board of directors has the authority to designate and issue preferred stock with liquidation, dividend and other rights that are senior to those of our common stock, our issued and outstanding shares of preferred stock, as well as any that may be issued in the future, would receive, upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, their liquidation preferences as well as any accrued and unpaid distributions. These payments would reduce the remaining amount of our assets, if any, available for distribution to holders of our common stock.

Our issuance of additional securities may reduce the market price for our shares

The market price of our common stock may be affected by future sales of our securities, including additional issuances of common stock and securities convertible into common stock. We also are required to issue common stock to the holders of the Series E Cumulative Convertible and Redeemable Preferred Stock, the Series G Cumulative Convertible Preferred Stock, the 4.75% Convertible Senior Notes due 2026 and the 4.75% Convertible Senior Notes due 2027 if and when the holders exercise their conversion rights. The number of shares of common stock that we may issue upon conversion could be significant and dilutive to our existing stockholders.

Our ability to pay dividends in the future is subject to many factors

Our ability to pay dividends may be impaired if any of the risks described in this prospectus supplement and the accompanying prospectus or incorporated by reference herein and in the accompanying prospectus, were to occur. In addition, payment of our dividends depends upon our earnings, our financial condition, maintenance of our REIT status and other factors as our board of directors may deem relevant from time to time.

Certain provisions in our certificate of incorporation and by-laws may restrict your ownership of shares of our capital stock and/or discourage or prevent a change in our control

In order to assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes, no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 9.8% of the value of our outstanding capital stock, subject to certain exceptions. For this purpose, all options, warrants, convertible securities or other rights to acquire our common stock will be treated as if all such rights had been exercised. If any shares or other securities in excess of this limit are issued or transferred to any person, such issuance or transfer shall be valid only with respect to such amount of shares or securities as does not exceed this limit, and such issuance or transfer will be void with respect to the excess. In addition, provisions in our certificate of incorporation and by-laws and Delaware law could prevent or deter an acquisition of us by a third party, even if the acquisition would be favorable to you.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain “forward-looking statements” as that term is defined under federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

•	the possible expansion of our portfolio;

•	the sale of properties;

•	the performance of our operators and properties;

•	our occupancy rates;

•	our ability to acquire or develop properties;

•	our ability to manage properties;

•	our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;

•	our ability to make distributions;

•	our policies and plans regarding investments, financings and other matters;

•	our tax status as a real estate investment trust;

•	our ability to appropriately balance the use of debt and equity;

•	our ability to access capital markets or other sources of funds;

•	our critical accounting policies; and

•	our ability to meet our earnings guidance.

When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to the risks discussed above, in the sections captioned “Risk factors” in this prospectus supplement and “Cautionary Statement Concerning Forward-Looking Statements and Risk Factors” in the accompanying prospectus and the documents that are incorporated herein by reference.

USE OF PROCEEDS

Assuming a public offering price per share of $51.79 (the last reported sale price of our common stock on the NYSE on September 2, 2008), we estimate that the net proceeds from the sale of the 6,000,000 shares of common stock offered hereby will be approximately $296.7 million ($341.3 million if the underwriters’ over-allotment option is exercised in full), after deducting our estimated offering expenses. We intend to use the net proceeds to invest in additional health care and senior housing properties. Pending such use, we intend to use the net proceeds to repay borrowings under our unsecured line of credit and other outstanding indebtedness. As of September 2, 2008, we had an outstanding balance of $696.0 million under our unsecured line of credit bearing interest at an average rate of 3.07%.

Affiliates of certain of the underwriters are lenders under our Fourth Amended and Restated Loan Agreement dated as of August 6, 2007. Pending investments in additional properties, we intend to use the net proceeds of this offering to repay borrowings under such agreement. See “Underwriting.” Pending their ultimate use, any net proceeds from this offering may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

PRICE RANGE OF SHARES AND DISTRIBUTION HISTORY

Our common stock is traded on the New York Stock Exchange under the symbol “HCN.” As of June 30, 2008, there were 5,327 holders of record of our common stock. The following table sets forth, for the periods shown, the high and low sale prices of our common stock as reported by the NYSE, for the periods indicated, and cash dividends per share. On September 2, 2008, the last reported sale price of our common stock as reported by the NYSE was $51.79 per share.

			Dividends
	Price of Shares		per
	High	Low	Share

Year ended December 31, 2005
First quarter	$38.04	$31.15	$0.60
Second quarter	37.99	31.69	0.62
Third quarter	39.20	35.13	0.62
Fourth quarter	37.37	33.35	0.62
Year ended December 31, 2006
First quarter	$38.50	$33.68	$0.62
Second quarter	38.09	32.80	0.64
Third quarter	40.12	34.55	0.64
Fourth quarter	43.02	38.60	0.64	(1)
Year ended December 31, 2007
First quarter	$48.55	$42.62	$0.64	(2)
Second quarter	45.80	38.64	0.66
Third quarter	44.24	35.08	0.66
Fourth quarter	46.55	41.00	0.66
Year ended December 31, 2008
First quarter	$46.45	$39.26	$0.66
Second quarter	50.49	44.00	0.68
Third quarter (through September 2, 2008)	53.98	42.54	0.68

(1)	Does not include the $0.3409 prorated dividend paid on December 28, 2006 in connection with the merger with Windrose Medical Properties Trust.

(2)	Includes the $0.3409 prorated dividend paid on December 28, 2006.

Under the real estate investment trust rules of the Internal Revenue Code of 1986, as amended, in order to maintain our status as a REIT, our deduction for dividends paid must be generally equal to at least 90% of our taxable income for the taxable year (determined without regard to the deduction for dividends paid and excluding any net capital gain). The declaration of dividends is at the discretion of our Board of Directors and depends upon our distributable funds, financial requirements, tax considerations and other factors. Decisions with respect to the distribution of capital gains are made on a case-by-case basis. A portion of our dividends paid may be deemed either capital gain income or a return of capital, or both, to our stockholders. We provide our stockholders an annual statement which designates the taxability of their dividends.

We have a dividend reinvestment and stock purchase plan under which stockholders of record may invest all or a portion of their dividends and up to an additional $5,000 per month to purchase additional shares. Additionally, investors who are not stockholders of the company may use this plan to make an initial investment in the company’s shares of up to $5,000. We have the discretion to grant waivers for purchases in excess of $5,000.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008, on actual basis, on an as adjusted basis to give effect to the issuance of 4,600,000 shares of common stock in July 2008 and as further adjusted to give effect to the issuance of shares of common stock offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) at an assumed offering price of $51.79 per share (the last reported sale price of our common stock on the NYSE on September 2, 2008) and application of the estimated net proceeds:

	June 30, 2008
			As Further
	Actual	As Adjusted	Adjusted
	(In thousands)

Cash and cash equivalents	$25,078	$25,078	$25,078
Debt:
Borrowings under unsecured line of credit(1)	744,000	550,958	254,213
Senior notes due 2012	250,000	250,000	250,000
Senior notes due 2013	300,000	300,000	300,000
Senior notes due 2015	250,000	250,000	250,000
Senior notes due 2016	300,000	300,000	300,000
Convertible senior notes due 2026	345,000	345,000	345,000
Convertible senior notes due 2027	400,000	400,000	400,000
Secured debt	466,361	466,361	466,361

Total debt	3,055,361	2,862,319	2,565,574
Minority interests	7,669	7,669	7,669
Stockholders’ equity:
Preferred Stock, $1.00 par value; authorized—50,000,000 shares
Series D Cumulative Redeemable Preferred Stock; 4,000,000 shares issued and outstanding	100,000	100,000	100,000
Series E Cumulative Convertible and Redeemable Preferred Stock; 74,989 shares issued and outstanding	1,875	1,875	1,875
Series F Cumulative Redeemable Preferred Stock; 7,000,000 shares issued and outstanding	175,000	175,000	175,000
Series G Cumulative Convertible Preferred Stock; 973,850 shares issued and outstanding(2)	28,806	28,806	28,806
Common Stock, $1.00 par value; authorized—225,000,000 shares; 90,261,733 shares issued and 90,130,579 shares outstanding, actual; 94,861,733 shares issued and 94,730,579 shares outstanding, as adjusted; 100,861,733 shares issued and 100,730,579 shares outstanding, as further adjusted(3)	89,981	94,581	100,581
Capital in excess of par value	2,551,620	2,740,062	3,030,807
Treasury stock	(5,110)	(5,110)	(5,110)
Cumulative net income	1,273,251	1,273,251	1,273,251
Cumulative dividends	(1,577,301)	(1,577,301)	(1,577,301)
Accumulated other comprehensive income	(8,546)	(8,546)	(8,546)
Other equity	3,548	3,548	3,548

Total stockholders’ equity	2,633,124	2,826,166	3,122,911

Total capitalization	$5,696,154	$5,696,154	$5,696,154

(1)	$696.0 million was outstanding under our unsecured line of credit at September 2, 2008.

(2)	In July and August 2008, 127,780 shares of the Series G Cumulative Convertible Preferred Stock were converted into shares of common stock, leaving 846,070 shares of the Series G Cumulative Convertible Preferred Stock issued and outstanding as of September 2, 2008.

(3)	Excludes: (i) 832,387 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, Stock Plan for Non-Employee Directors, 2005 Long-Term Incentive Plan and Windrose Medical Properties Trust 2002 Stock Incentive Plan; (ii) 8,759,553 shares of common stock reserved for issuance under our dividend reinvestment and stock purchase plan; (iii) 57,401 shares of common stock reserved for issuance that relate to the Series E Cumulative Convertible and Redeemable Preferred Stock; (iv) 697,032 shares of common stock reserved for issuance that relate to the Series G Cumulative Convertible Preferred Stock; (v) 7,204,724 shares of common stock reserved for issuance that relate to the $345 million aggregate principal amount of 4.75% Convertible Senior Notes due 2026; and (vi) 8,000,000 shares of common stock reserved for issuance that relate to the $400 million aggregate principal amount of 4.75% Convertible Senior Notes due 2027.

You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our Current Report on Form 8-K filed August 6, 2008, and our consolidated financial statements, related notes and other financial information that we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

MANAGEMENT AND DIRECTORS

The following table sets forth certain information regarding our Executive Officers and Directors:

Executive Officers

Name	Age	Office

George L. Chapman	61	Chairman and Chief Executive Officer
Fred S. Klipsch	67	Vice Chairman
Raymond W. Braun	50	President
Frederick L. Farrar	52	Executive Vice President
Charles J. Herman, Jr.	43	Executive Vice President and Chief Investment Officer
Jeffrey H. Miller	48	Executive Vice President and General Counsel
Scott A. Estes	37	Senior Vice President and Chief Financial Officer
Erin C. Ibele	46	Senior Vice President—Administration and Corporate Secretary
Daniel R. Loftus	57	Senior Vice President
Michael A. Crabtree	51	Vice President and Treasurer

Board of Directors

Name	Age	Position

William C. Ballard, Jr.	67	Of Counsel, Greenebaum Doll & McDonald PLLC and Director of UnitedHealth Group Incorporated
Pier C. Borra	68	Chairman of CORA Health Services, Inc.
Raymond W. Braun	50	President
George L. Chapman	61	Chairman and Chief Executive Officer
Thomas J. DeRosa	50	Former Vice-Chairman and Chief Financial Officer of The Rouse Company and Director of Dover Corporation
Jeffrey H. Donahue	62	President and Chief Executive Officer of Enterprise Community Investment, Inc. and former Executive Vice President and Chief Financial Officer of The Rouse Company
Peter J. Grua	54	Managing Partner of HLM Venture Partners and Director of The Advisory Board Company
Fred S. Klipsch	67	Vice Chairman and Chairman and Chief Executive Officer of Klipsch Group, Inc.
Sharon M. Oster	60	Professor of Management and Entrepreneurship, Yale University School of Management
Jeffrey R. Otten	57	President of JRO Ventures Inc. and former Chief Executive Officer of Brigham & Women’s Hospital
R. Scott Trumbull	59	Chairman and Chief Executive Officer of Franklin Electric Co., Inc. and former Executive Vice President and Chief Financial Officer of Owens-Illinois, Inc.

UNDERWRITING

Deutsche Bank Securities Inc., Banc of America Securities LLC, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Banc of America Securities LLC, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Number of
Underwriter	Shares

Deutsche Bank Securities Inc.
Banc of America Securities LLC
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
Morgan Keegan & Company, Inc.

Total	6,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the public offering, the representatives of the underwriters may change the offering price and other selling terms. Sales of shares of common stock made outside the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 900,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Without Exercise of	With Full Exercise
	Fee	Over-Allotment	of Over-Allotment
	Per Share	Option	Option

Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $400,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We and each of our executive officers and directors have agreed not to offer, sell or otherwise dispose of any shares of our common stock or any securities that the executive officers and directors have, or will have, the right to acquire through the exercise of options, warrants, subscription or other rights for a period of 60 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc., subject to limited exceptions. This consent may be given at any time without public notice.

Our common stock is traded on the New York Stock Exchange under the symbol “HCN.”

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and may be discontinued at any time.

A prospectus supplement in electronic format may be made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus supplement in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus supplement or the registration statement of which the prospectus supplement forms a part.

Certain of the underwriters or their predecessors have, from time to time, provided investment banking and other financial advisory services to us, for which they have received customary fees. Affiliates of each of UBS Securities LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC and KeyBanc Capital Markets Inc. are lenders under our Fourth Amended and Restated Loan Agreement dated August 6, 2007. We intend to use the net proceeds of this offering primarily to repay borrowings under such agreement. Also, Key Bank National Association and Deutsche Bank Securities Inc. are the administrative and syndication agents, respectively, and UBS Securities LLC and Bank of America, N.A. are documentation agents under such agreement.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Arnold & Porter LLP will pass upon certain federal income tax matters relating to us. Calfee, Halter & Griswold LLP, Cleveland, Ohio will pass upon certain legal matters for the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Current Report on Form 8-K dated August 6, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2007, included in our Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in their reports, which are incorporated by reference in the accompanying prospectus. Our financial statements and schedules are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC covering the securities that may be offered under this prospectus supplement. The registration statement, including the attached exhibits and schedules, contain additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Internet website at http:// www.hcreit.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information on or connected to our Internet website is not, and shall not be deemed to be, a part of, or incorporated into this prospectus supplement. You can review these SEC filings and the registration statement by accessing the SEC’s Internet website at http://www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation of Information Filed with the SEC

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	we consider incorporated documents to be part of this prospectus supplement;

•	we may disclose important information to you by referring you to those documents; and

•	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus supplement.

Documents Incorporated by Reference

This prospectus supplement incorporates by reference the following documents we filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

•	Current Reports on Form 8-K filed on January 25, 2008, March 5, 2008 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibit relating to such information are not incorporated into this prospectus supplement), March 18, 2008, March 26, 2008, June 27, 2008, July 3, 2008 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibit relating to such information are not incorporated into this prospectus supplement), August 6, 2008 and September 2, 2008 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibit relating to such information are not incorporated into this prospectus supplement);

•	The description of our common stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description;

•	The description of the rights to purchase our Series A Junior Participating Preferred Stock, par value $1.00 per share, associated with our common stock, as set forth in our registration statement filed under the Exchange Act on Form 8-A on August 3, 1994, including any amendment or report for the purpose of updating such description;

•	The description of our 7 7/8% Series D Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A/A on July 8, 2003, including any amendment or report for the purpose of updating such description;

•	The description of our 7 5/8% Series F Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on September 10, 2004, including any amendment or report for the purpose of updating such description;

•	The description of our 7.5% Series G Cumulative Convertible Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on December 18, 2006, including any amendment or report for the purpose of updating such description; and

•	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus supplement and before the date this offering is terminated;

other than the portions of such documents that by statute or rule, by designation in such document or otherwise, are not deemed to be filed with the SEC or are not required to be incorporated herein by reference.

This prospectus supplement summarizes material provisions of contracts and other documents to which we refer. Since this prospectus supplement may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus supplement a free copy, without exhibits, of any or all documents incorporated by reference into this prospectus supplement. You may direct such requests to:

Erin C. Ibele
Senior Vice President—Administration and Corporate Secretary
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, Ohio 43604
(419) 247-2800

HEALTH CARE REIT, INC.

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
WARRANTS
UNITS

We may periodically offer and sell, in one or more offerings:

•	debt securities

•	shares of common stock

•	shares of preferred stock

•	depositary shares

•	warrants to purchase debt securities, preferred stock, depositary shares or common stock

•	units consisting of one or more debt securities or other securities

We may offer these securities from time to time on terms we will determine at the time of offering. We will provide the specific terms of the securities being offered in supplements to this prospectus prepared in connection with each offering. You should read this prospectus and the supplement for the specific security being offered before you invest.

We may offer these securities directly, through agents we designate periodically, or to or through underwriters or dealers. If designated agents or underwriters are involved in the sale of any of the securities, we will disclose in the prospectus supplement their names, any applicable purchase price, fee, compensation arrangement between or among them, and our net proceeds from such sale. See “Plan of Distribution.” No securities may be sold without the delivery of the applicable prospectus supplement describing the securities and the method and terms of their offering.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “HCN.” Our executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio 43604, telephone number: 419-247-2800, facsimile: 419-247-2826, and Web site: www.hcreit.com. Unless specifically noted otherwise in this prospectus, all references to “we,” “us,” “our,” or the “Company” refer to Health Care REIT, Inc. and its subsidiaries.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” and “Documents Incorporated By Reference.”

You should rely only on the information contained and incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus and the applicable prospectus supplement, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
AND RISK FACTORS

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” as that term is defined under federal securities laws. These forward-looking statements include those regarding:

•	the possible expansion of our portfolio;

•	the sale of properties;

•	the performance of our operators and properties;

•	our ability to enter into agreements with new viable tenants for properties that we take back from financially troubled tenants, if any;

•	our ability to make distributions;

•	our policies and plans regarding investments, financings and other matters;

•	our tax status as a real estate investment trust;

•	our ability to appropriately balance the use of debt and equity;

•	our ability to access capital markets or other sources of funds; and

•	our ability to meet earnings guidance.

For example, when we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

•	the status of the economy;

•	the status of capital markets, including prevailing interest rates;

•	serious issues facing the health care industry, including compliance with, and changes to, regulations and payment policies and operators’ difficulty in obtaining and maintaining adequate liability and other insurance;

•	changes in financing terms;

•	competition within the health care and senior housing industries;

•	negative developments in the operating results or financial condition of operators, including, but not limited to, their ability to pay rent and repay loans;

•	our ability to transition or sell facilities with profitable results;

•	the failure of closings to occur as and when anticipated;

•	acts of God affecting our properties;

•	our ability to reinvest sale proceeds at similar rates to assets sold;

•	operator bankruptcies or insolvencies;

•	government regulations affecting Medicare and Medicaid reimbursement rates;

•	liability claims and insurance costs for our operators;

•	unanticipated difficulties and/or expenditures relating to future acquisitions;

•	environmental laws affecting our properties;

•	delays in reinvestment of sale proceeds;

•	changes in rules or practices governing our financial reporting; and

•	other factors, including REIT qualification, anti-takeover provisions and key management personnel.

Our business is subject to certain risks, which are discussed in our most recent Annual Report on Form 10-K under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Updated information relating to such risks, as well as additional risks specific to the securities to be offered hereby, will be set forth in the prospectus supplement relating to such offered securities. We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Internet Web site at www.hcreit.com under the heading “Investor Relations” and the “SEC Filings” tab as soon as reasonably practicable after they are filed with, or furnished to, the SEC. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus does not contain all the information set forth in the registration statement. We have omitted certain parts consistent with SEC rules. For further information, please see the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	we consider incorporated documents to be part of the prospectus;

•	we may disclose important information to you by referring you to those documents; and

•	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus.

This prospectus incorporates by reference the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders filed on March 28, 2006;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;

•	Current Report on Form 8-K filed on January 27, 2006;

•	Current Report on Form 8-K filed on February 21, 2006;

•	Current Report on Form 8-K filed on March 23, 2006;

•	Current Report on Form 8-K filed on April 7, 2006 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibit relating to such information are not incorporated into this prospectus by reference);

•	Current Report on Form 8-K filed on May 10, 2006;

•	The description of our common stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description;

•	The description of our 7 7/8% Series D Cumulative Redeemable Preferred Stock as set forth in our registration statement filed under the Exchange Act on Form 8-A/A on July 8, 2003, including any amendment or report for the purpose of updating such description;

•	The description of our 7 5/8% Series F Cumulative Redeemable Preferred Stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on September 10, 2004, including any amendment or report for the purpose of updating such description; and

•	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the termination of the offering.

This prospectus summarizes material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus a free copy, without exhibits, of any or all documents incorporated by reference into this prospectus. You may direct such requests to:

Erin C. Ibele, Senior Vice President-Administration and Corporate Secretary
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, Ohio 43604
(419) 247-2800
www.hcreit.com

THE COMPANY

Health Care REIT, Inc., a Delaware corporation, is a self-administered, equity real estate investment trust that invests in health care and senior housing facilities. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities.

As of March 31, 2006, we had $2,918,764,000 of net real estate investments, inclusive of credit enhancements, in 457 facilities located in 37 states and managed by 55 different operators. At that date, the portfolio included 32 independent living/continuing care retirement communities, 201 assisted living facilities, 211 skilled nursing facilities and 13 specialty care facilities.

We seek to increase funds from operations and funds available for distribution and to enhance stockholder value through relationship investing with public and private regionally focused health care operators. The primary components of this strategy are set forth below.

Relationship Investing.  We establish relationships with, and provide financing to, operators throughout their growth cycles. We target companies with experienced management teams, regionally focused operations, substantial inside ownership interests or venture capital backing and significant growth potential.

By maintaining close ties to operators, we are able to structure investments designed to support an operator’s business plan and monitor our investments on an ongoing basis. Our investments are typically structured as master operating leases for the acquisition and development of facilities in a geographic region. Economic terms typically include annual rate increasers and fair market value-based purchase options.

Portfolio Management.  Portfolio strength is derived from diversity by operator, property sector and geographic location. We emphasize long-term investment structures that result in a predictable asset base with attendant recurring income, funds from operations and funds available for distribution. Generally, master leases have a 12 to 15 year term and mortgage loans provide three to eight years of prepayment protection. We also regularly monitor the portfolio with our proprietary database system.

Depth of Management.  Our management team is comprised of eight individuals who have an aggregate of approximately 153 years of experience in health care and real estate finance. The management team has successfully implemented our investment strategy of emphasizing relationship financings with strong, emerging operators.

The Portfolio

The following table summarizes our portfolio as of March 31, 2006:

		Percentage		Percentage	Number	Number	Investment	Number	Number
		of		of	of	of	per	of	of
Type of Facility	Investments(1)	Investments	Revenues(2)	Revenues	Facilities	Beds/Units	Bed/Unit(3)	Operators(4)	States(4)
	(In thousands)		(In thousands)

Independent Living/CCRCs	$426,653	15%	$9,300	12%	32	4,494	$104,855	13	16
Assisted Living Facilities	974,154	33%	28,483	36%	201	12,343	88,182	23	33
Skilled Nursing Facilities	1,323,447	45%	35,613	46%	211	28,632	46,523	24	29
Specialty Care Facilities	194,510	7%	4,691	6%	13	1,312	148,255	6	7

Totals	$2,918,764	100%	$78,087	100%	457	46,781

(1)	Investments include real estate investments and credit enhancements which amounted to $2,916,314,000 and $2,450,000, respectively.

(2)	Revenues include gross revenues and revenues from discontinued operations for the three months ended March 31, 2006.

(3)	Investment per Bed/Unit was computed by using the total investment amount of $3,086,218,000 which includes real estate investments, credit enhancements and unfunded construction commitments for which initial funding has commenced which amounted to $2,916,314,000, $2,450,000 and $167,454,000, respectively.

(4)	We have investments in properties located in 37 states and managed by 55 different operators.

In determining whether to invest in a facility, we focus on the following: (1) the experience of the tenant’s or borrower’s management team; (2) the historical and projected financial and operational performance of the facility; (3) the credit of the tenant or borrower; (4) the security for the lease or loan; and (5) the capital committed to the facility by the tenant or borrower. We conduct market research and analysis for all potential investments. In addition, we review the value of all facilities, the interest rates and covenant requirements of any debt to be assumed and the anticipated sources of repayment of any existing debt that is not to be assumed.

Our investments are primarily real property leased to operators under long-term operating leases or financed with operators under long-term mortgage loans. Construction financing is provided, but only as part of a long-term operating lease or mortgage loan. Substantially all of our investments are designed with escalating rate structures. Depending upon market conditions, we believe that new investments will be available in the future with spreads over our cost of capital that will generate appropriate returns to our stockholders. Operating leases and mortgage loans are normally credit enhanced by guaranties and/or letters of credit. Typically, operating leases are structured as master leases and mortgage loans are cross-defaulted and cross-collateralized with other mortgage loans, operating leases or agreements between us and the operator and its affiliates.

We monitor our investments through a variety of methods determined by the type of facility and operator. Our asset management process includes review of monthly financial statements and other operating data for each facility, periodic review of operator creditworthiness, periodic facility inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze facility-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks.

Additional Information

For additional information regarding our business, please see the information under the heading “Business” in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus.

HOW WE INTEND TO USE THE PROCEEDS

Unless otherwise described in a prospectus supplement, we intend to use the net proceeds from the sale of any securities under this prospectus for general business purposes, which may include acquisition of and investment in additional properties and the repayment of borrowings under our credit facilities or other debt. Until the proceeds from a sale of securities by us are applied to their intended purposes, they may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by our combined fixed charges and preferred stock dividends. For purposes of calculating these ratios, “earnings” includes income from continuing operations, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. “Fixed charges” consists of interest expensed and capitalized and the amortized premiums, discounts and capitalized expenses related to indebtedness.

						Three Months Ended
	Year Ended December 31					March 31
	2001	2002	2003	2004	2005	2005	2006

Consolidated ratio of earnings to fixed charges	2.42	2.28	2.15	2.04	1.90	2.08	1.91
Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	1.74	1.79	1.86	1.75	1.52	1.65	1.58

We issued 3,000,000 shares of 8 7/8% Series B Cumulative Redeemable Preferred Stock in May 1998, and 3,000,000 shares of 9.0% Series C Cumulative Convertible Preferred Stock in January 1999. We issued 4,000,000 shares of 7 7/8% Series D Cumulative Redeemable Preferred Stock in July 2003 and used the proceeds to redeem our outstanding Series B Preferred Stock. During the year ended December 31, 2002, the holder of our Series C Preferred Stock converted 900,000 shares into 878,049 shares of our common stock, leaving 2,100,000 of such shares outstanding at December 31, 2002. During the year ended December 31, 2003, the holder of our Series C Preferred Stock converted 2,100,000 shares into 2,048,781 shares of our common stock, leaving no such shares outstanding at December 31, 2003. We issued 1,060,000 shares of 6% Series E Cumulative Convertible and Redeemable Preferred Stock in September 2003. During the year ended December 31, 2003, certain holders of our Series E Preferred Stock converted 229,556 shares into 175,714 shares of our common stock, leaving 830,444 of such shares outstanding at December 31, 2003. During the year ended December 31, 2004, certain holders of our Series E Preferred Stock converted 480,399 shares into 367,724 shares of our common stock, leaving 350,045 of such shares outstanding at December 31, 2004. During the year ended December 31, 2005, certain holders of our Series E Preferred Stock converted 275,056 shares into 210,541 shares of our common stock, leaving 74,989 of such shares outstanding at December 31, 2005 and March 31, 2006. We issued 7,000,000 shares of 7 5/8% Series F Cumulative Redeemable Preferred Stock in September 2004.

GENERAL DESCRIPTION OF THE OFFERED SECURITIES

We may offer under this prospectus one or more of the following categories of our securities:

•	debt securities, in one or more series;

•	shares of our common stock, par value $1.00 per share;

•	shares of our preferred stock, par value $1.00 per share, in one or more series;

•	depositary shares, representing interests in our preferred stock, in one or more series;

•	warrants to purchase any of the foregoing securities; and

•	units consisting of any combination of the foregoing securities.

The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

Our certificate of incorporation authorizes us to issue 125,000,000 shares of common stock and 25,000,000 shares of preferred stock. Of our preferred stock:

•	13,000 shares have been designated as Junior Participating Preferred Stock, Series A;

•	3,000,000 shares have been designated as Series C Cumulative Convertible Preferred Stock;

•	4,000,000 shares have been designated as 7 7/8% Series D Cumulative Redeemable Preferred Stock;

•	1,060,000 shares have been designated as 6% Series E Cumulative Convertible and Redeemable Preferred Stock; and

•	7,000,000 shares have been designated as 7 5/8% Series F Cumulative Redeemable Preferred Stock.

As of April 30, 2006, we had issued and outstanding 62,116,551 shares of common stock, 4,000,000 shares of Series D Preferred Stock, 74,989 shares of Series E Preferred Stock and 7,000,000 shares of Series F Preferred Stock.

Our common stock is listed on the New York Stock Exchange under the symbol “HCN.” We intend to apply to list any additional shares of common stock that are issued and sold hereunder. Our Series D Preferred Stock and Series F Preferred Stock are listed on the New York Stock Exchange under the symbols “HCN PrD” and “HCN PrF,” respectively. We may apply to list shares of any series of preferred stock or any depositary shares which are offered and sold hereunder, as described in the applicable prospectus supplement relating to such preferred stock or depositary shares.

DESCRIPTION OF DEBT SECURITIES

The debt securities sold under this prospectus will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. The debt securities may be guaranteed on a secured or unsecured, senior or subordinated basis, by one or more of our subsidiaries. The debt securities will be issued under one or more indentures between us and a specified trustee. Any indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain anticipated provisions of the indentures.

The following is a summary of the material terms of our debt securities. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the form of indenture for senior debt securities and the forms of indentures for senior subordinated and junior subordinated debt securities which we have filed as exhibits to the registration statement of which this prospectus is a part. We will file any final indentures for senior subordinated and junior subordinated debt securities and supplemental indentures if we issue debt securities of this type. See “Where You Can Find Additional Information.” This summary is also subject to and qualified by reference to the descriptions of the particular terms of the securities described in the applicable prospectus supplement.

General

We may issue debt securities that rank “senior,” “senior subordinated” or “junior subordinated.” The debt securities that we refer to as “senior” will be our direct obligations and will rank equally and ratably in right of payment with our other indebtedness not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior debt, as defined in the applicable prospectus supplement, and may rank equally and ratably with the other senior subordinated indebtedness. We refer to these as “senior subordinated” securities. We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be “junior subordinated” securities. We have filed with the registration statement, of which this prospectus is a part, a form of indenture for senior debt securities and two separate forms of indenture, one for the senior subordinated securities and one for the junior subordinated securities. We refer to senior subordinated and junior subordinated securities as “subordinated.”

We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of the series, for issuances of additional securities of that series.

We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series. The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

•	the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

•	the aggregate principal amount of the securities;

•	the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

•	if convertible, the securities into which they are convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

•	the stated maturity date;

•	any fixed or variable interest rate or rates per annum;

•	if other than at the corporate trust office of the trustee, the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

•	the date from which interest may accrue and any interest payment dates;

•	any sinking fund requirements;

•	any provisions for redemption, including the redemption price and any remarketing arrangements;

•	any provisions for denomination or payment of the securities in a foreign currency or units of two or more foreign currencies;

•	the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

•	whether we will issue the debt securities in certificated or book-entry form;

•	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

•	whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

•	any provisions for payment of additional amounts on the securities in respect of any tax, assessment or governmental charge and rights for us to redeem the debt securities instead of making this payment;

•	the subordination provisions, if any, relating to the debt securities;

•	if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered;

•	whether any of our subsidiaries will be bound by the terms of the indenture, in particular any restrictive covenants;

•	the provisions relating to any security provided for the debt securities; and

•	the provisions relating to any guarantee of the debt securities.

We may issue debt securities at less than the principal amount payable at maturity. We refer to these securities as “original issue discount” securities. If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as may be described in any prospectus supplement, an indenture will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

If we do not punctually pay or otherwise provide for interest on any interest payment date, the defaulted interest will be paid either:

•	to the person in whose name the debt security is registered at the close of business on a special record date the trustee will fix; or

•	in any other lawful manner, all as the applicable indenture describes.

You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an “exchange.” You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves.

The entity performing the role of maintaining the list of registered holders is called the “registrar.” It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless the following conditions are met:

•	if we merge out of existence or sell our assets, the other company must be an entity organized under the laws of one of the states of the United States or the District of Columbia or under United States federal law and must agree to be legally responsible for our debt securities; and

•	immediately after the merger, sale of assets or other transaction, we may not be in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements regarding notice of default or continuing default for a specific period of time were disregarded.

Certain Covenants

Existence.  Except as permitted and described above under “— Merger, Consolidation or Sale of Assets,” we will agree to do all things necessary to preserve and keep our existence, rights and franchises, provided that it is in our best interests for the conduct of business.

Provisions of Financial Information.  To the extent permitted by law, we will agree to file all annual, quarterly and other reports and financial statements with the SEC and the trustee on or before the applicable SEC filing dates whether or not we remain required to do so under the Exchange Act.

Additional Covenants.  Any additional or different covenants or modifications to the foregoing covenants with respect to any series of debt securities will be described in the applicable prospectus supplement.

Events of Default and Related Matters

Events of Default.  The term “event of default” for any series of debt securities means any of the following:

•	We do not pay the principal or any premium on a debt security of that series within 30 days after its maturity date.

•	We do not pay interest on a debt security of that series within 30 days after its due date.

•	We do not deposit any sinking fund payment for that series within 30 days after its due date.

•	We remain in breach of any other term of the applicable indenture (other than a term added to the indenture solely for the benefit of another series) for 60 days after we receive a written notice of default from the trustee or holders of at least a majority in principal amount of debt securities of the affected series specifying the breach and requiring it to be remedied.

•	We default under any of our other indebtedness in specified amounts after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive a written notice from the trustee or holders of at least a majority in principal amount of debt securities of the affected series specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled.

•	We or one of our “significant subsidiaries,” if any, files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur. The term “significant subsidiary” means each of our significant subsidiaries, if any, as defined in Regulation S-X under the Securities Act.

•	Any other event of default described in the applicable prospectus supplement occurs.

Remedies if an Event of Default Occurs.  If an event of default has occurred and has not been cured, the trustee or the holders of at least a majority in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

The trustee will be required to give notice to the holders of debt securities within 90 days after a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal of or interest on any debt security of that series, if specified responsible officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an “indemnity.” If reasonable indemnity satisfactory to it is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of at least a majority in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture, or else specifying any default.

Modification of an Indenture

There are three types of changes we can make to the indentures and the debt securities:

Changes Requiring Your Approval.  First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the currency of payment on a debt security;

•	impair your right to sue for payment;

•	modify the subordination provisions, if any, in a manner that is adverse to you;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive past defaults or change certain provisions of the indenture relating to waivers of default; or

•	waive a default or event of default in the payment of principal, interest, or premium, if any, on the debt securities.

Changes Requiring A Majority Vote.  The second type of change is the kind that requires the vote of holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not materially adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default; however, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under “— Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval.  The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the debt securities.

Further Details Concerning Voting.  Debt securities are not considered outstanding, and therefore the holders of debt securities are not eligible to vote on matters relating thereto if we have deposited or set aside in trust for such holders money for payment or redemption of debt securities or if we or one of our affiliates own the debt securities. The holders of debt securities are also not eligible to vote if the debt securities have been fully defeased as described below under “— Discharge, Defeasance and Covenant Defeasance — Full Defeasance.”

Discharge, Defeasance and Covenant Defeasance

Discharge.  We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full Defeasance.  We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if, among other things, we put in place the arrangements described below to repay you and deliver certain certificates and opinions to the trustee:

•	we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money or U.S. government or U.S. government agency notes or bonds or, in some circumstances, depositary receipts representing these notes or bonds, that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

•	under current federal income tax law, the deposit and our legal release from the debt securities would be treated as though we redeemed your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. This treatment would result in sale or exchange treatment of your notes, which would cause you to recognize gain or loss equal to the amount described below in “U.S. Federal Income Tax Considerations — U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities — U.S. Holders — Sale, Exchange or Other Disposition of Notes;” and

•	we must deliver to the trustee a legal opinion confirming the tax law change described above.

If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant Defeasance.  Under current federal income tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions.

If we did accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

•	any subordination provisions; and

•	certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

If we did accomplish covenant defeasance, you could still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurred, for example, our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or junior subordinated securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered;

•	the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

•	the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

•	provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Guarantees

Our payment obligations under any series of our debt securities may be guaranteed by some or all of our subsidiaries. The guarantees may be secured or unsecured and may be senior or subordinated obligations. The guarantors will be identified and the terms of the guarantees will be described in the applicable prospectus supplement.

Global Securities

If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

DESCRIPTION OF OUR COMMON STOCK

The following is a summary of certain terms of our common stock. Because this summary is not complete, you should refer to our certificate of incorporation and by-laws, which documents provide additional information regarding our common stock. See also “Description of Certain Provisions of Our Certificate of Incorporation and By-Laws” below. Copies of our certificate of incorporation and by-laws, as amended, are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary is also subject to and qualified by reference to the description of the particular terms of the securities described in the applicable prospectus supplement.

Common stockholders are entitled to receive dividends when declared by the board of directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of preferred stock then outstanding. Common stockholders have one vote per share, and there are no cumulative voting rights. If we are voluntarily or involuntarily liquidated or dissolved, common stockholders are to share ratably in our distributable assets remaining after the satisfaction of all of our debts and liabilities and the preferred stockholders’ prior preferential rights. Common stockholders do not have preemptive rights. The common stock will be, when issued, fully paid and nonassessable. The common stock is subject to restrictions on transfer under certain circumstances described under “Restrictions on Transfer of Securities” below. The transfer agent for our common stock is Mellon Investor Services LLC.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are outstanding or which we may designate and issue in the future. See “Description of our Preferred Stock” below.

DESCRIPTION OF OUR PREFERRED STOCK

The following is a summary description of the material terms of our shares of preferred stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary is also subject to and qualified by reference to the description of the particular terms of the securities described in the applicable prospectus supplement.

General

Our board of directors or a duly authorized committee thereof will determine the designations, preferences, limitations and relative rights of our authorized and unissued preferred shares. These may include:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series;

•	the distribution rate on the shares of the series, any restriction, limitation or condition upon the payment of the distribution, whether distributions will be cumulative, and the dates on which distributions are payable;

•	if the shares are redeemable, the prices at which, and the terms and conditions on which, the shares of the series may be redeemed;

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

•	if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities; and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that we may issue in the future.

The following describes some general terms and provisions of the preferred shares to which a prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our certificate of incorporation, including any applicable certificate of designation, and our by-laws.

The prospectus supplement will describe the specific terms as to each issuance of preferred shares, including:

•	the description of the preferred shares;

•	the number of preferred shares offered;

•	the offering price of the preferred shares;

•	the distribution rate, when distributions will be paid, or the method of determining the distribution rate if it is based on a formula or not otherwise fixed;

•	the date from which distributions on the preferred shares shall accumulate;

•	the voting rights, if any, of the holders of the preferred shares;

•	the provisions for any auctioning or remarketing, if any, of the preferred shares;

•	the provision, if any, for redemption or a sinking fund;

•	the liquidation preference per share;

•	any listing of the preferred shares on a securities exchange;

•	whether the preferred shares will be convertible and, if so, the security into which they are convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it;

•	whether interests in the shares of preferred stock will be represented by depositary shares as more fully described below under “Description of Depositary Shares;”

•	a discussion of federal income tax considerations;

•	the relative ranking and preferences of the preferred shares as to distribution and liquidation rights;

•	any limitations on issuance of any preferred shares ranking senior to or on a parity with the series of preferred shares being offered as to distribution and liquidation rights;

•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

As described under “Description of Depositary Shares,” we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

Rank

Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred shares will, with respect to distribution rights and rights upon liquidation or dissolution, rank senior to all of our common shares.

Distributions

Holders of preferred shares of each series will be entitled to receive cash and/or share distributions at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred shares may specify a fixed rate of distribution, our board of directors must authorize and declare those distributions and they may be paid only out of assets legally available for payment. We will pay each distribution to holders of record as they appear on our share transfer books on the record dates fixed by our board of directors. In the case of shares of preferred stock represented by depositary receipts, the records of the depositary referred to under “Description of Depositary Shares” will determine the persons to whom dividends are payable.

Distributions on any series of preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative distributions will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to authorize a distribution on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a distribution in respect of the applicable distribution period, whether or not distributions on that series are declared payable in the future. If the applicable series is entitled to a cumulative distribution, we may not declare, or pay or set aside for payment, any full distributions on any other series of preferred shares ranking, as to distributions, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative distributions on the applicable series for all past distribution periods and the then current distribution period. If the applicable series does not have a cumulative distribution, we must declare, and pay or set aside for payment, full distributions for the then current distribution period only. When distributions are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to distributions with the applicable series, we must declare, and pay or set aside for payment, all distributions upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid distributions of the several series. For these purposes, accrued and unpaid distributions do not include unpaid distribution periods on noncumulative preferred shares. No interest will be payable in respect of any distribution payment that may be in arrears.

Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative distributions, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any distributions upon common shares or any other equity securities ranking junior to or on a parity with the applicable series as to distributions or upon liquidation. The foregoing restriction does not apply to distributions paid in common shares or other equity securities ranking junior to the applicable series as to distributions and upon liquidation. If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the distribution for the then current period, before declaring distributions on common shares or junior or parity securities. In addition, under the circumstances that we could not declare a distribution, we may not redeem, purchase or otherwise acquire for any consideration any common shares or other parity or junior equity securities, except upon conversion into or exchange for common shares or other junior equity securities. We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred shares.

We will credit any distribution payment made on an applicable series first against the earliest accrued but unpaid distribution due with respect to the series.

Redemption

We may have the right or may be required to redeem one or more series of preferred shares, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

If a series of preferred shares is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price, and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid distributions, except in the case of noncumulative preferred shares. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of our issuance of shares of capital stock, the terms of the preferred shares may provide that, if no shares of such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares will automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Liquidation Preference

The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon our voluntary or involuntary liquidation, before any distribution may be made to the holders of our common shares or any other shares of capital stock ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all distributions accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid distributions include only the then current distribution period. Unless otherwise provided in the applicable prospectus supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred shares, our remaining assets will be distributed among the holders of any other shares of capital stock ranking junior to the preferred shares upon liquidation, according to their rights and preferences and in each case according to their number of shares.

If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that series and the corresponding amounts payable on all shares of capital stock ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking shares of capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled. For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation.

Voting Rights

Holders of the preferred shares will not have any voting rights, except as described below or as otherwise from time to time required by law or as specified in the applicable prospectus supplement. As more fully described under “Description of Depositary Shares” below, if we elect to issue depositary shares, each representing a fraction of a share of a series of preferred stock, each holder thereof will in effect be entitled to a fraction of a vote per depositary share.

Unless otherwise provided for in an applicable series, so long as any preferred shares are outstanding, we may not, without the affirmative vote or consent of the holders of a majority of the shares (or such greater vote or consent as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable series of preferred stock for trading or as otherwise provided in our organizational documents) of each series of preferred shares outstanding at that time:

•	authorize, create or increase the authorized or issued amount of any class or series of shares of capital stock ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

•	reclassify any authorized shares of capital stock into a series of shares of capital stock ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

•	create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares of capital stock ranking senior to that series of preferred shares with respect to distribution and liquidation rights; and

•	amend, alter or repeal the provisions of our certificate of incorporation relating to that series of preferred shares that materially and adversely affects the series of preferred shares.

The authorization, creation or increase of the authorized or issued amount of any class or series of shares of capital stock ranking on parity with or junior to a series of preferred shares with respect to distribution and liquidation rights will not be deemed to materially and adversely affect that series.

Conversion Rights

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred shares into common shares or any other class or series of shares of capital stock. The terms will include the number of common shares or other capital stock into which the preferred shares are convertible, the conversion price or manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

Our Exchange Rights

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred shares for debt securities. If an exchange is required, you will receive debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred shares. The other terms and provisions of the debt securities will not be materially less favorable to you than those of the series of preferred shares being exchanged.

DESCRIPTION OF DEPOSITARY SHARES

This section describes the general terms and provisions of shares of preferred stock represented by depositary shares. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We have summarized in this section certain terms and provisions of the deposit agreement, the depositary shares and the receipts representing depositary shares. The summary is not complete. You should read the forms of deposit agreement and depositary receipt that we will file with the SEC at or before the time of the offering of the depositary shares for additional information before you buy any depositary shares.

General

We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will provide the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the shares of preferred stock represented by those depositary shares.

Depositary receipts issued pursuant to the applicable deposit agreement will evidence ownership of depositary shares. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Distributions

A depositary will be required to distribute all dividends or other cash distributions received in respect of the applicable shares of preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

Depositary shares that represent shares of preferred stock converted or exchanged will not be entitled to distributions. The deposit agreement also will contain provisions relating to the manner in which any subscription or similar rights we offer to holders of shares of preferred stock will be made available to holders of depositary shares. All distributions will be subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Shares of Preferred Stock

You may receive the number of whole shares of your series of preferred stock and any money or other property represented by your depositary receipts after surrendering your depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your shares of preferred stock, you will not be entitled to re-deposit those shares of preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

If we redeem a series of the preferred stock underlying the depositary shares, the depositary will redeem those shares from the proceeds it receives. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. The redemption date for depositary shares will be the same as that of the preferred stock. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Underlying Shares of Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the depositary shares representing such preferred stock. Each record holder of depositary receipts on the record date will be entitled to instruct the depositary as to how the holder’s depositary shares will be voted. The record date for the depositary shares will be the same as the record date for the preferred stock. The depositary will vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to vote the preferred stock in that manner. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares. The depositary will not be responsible for any failure to carry out any voting instruction, or for the manner or effect of any vote, as long as its action or inaction is in good faith and does not result from its negligence or willful misconduct.

Liquidation Preference

Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as described in the applicable prospectus supplement.

Conversion or Exchange of Shares of Preferred Stock

The depositary shares will not themselves be convertible into or exchangeable for shares of common stock or preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause the conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the conversion or exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of shares of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Amendment and Termination of a Deposit Agreement

We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding (or such greater approval as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable underlying series of preferred stock for trading or as otherwise provided in our organizational documents) must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement, as amended.

Any deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the applicable depositary if (1) the termination is necessary to preserve our status as a REIT or (2) a majority of each series of preferred stock affected by the termination consents to the termination. When either event occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

•	all depositary shares have been redeemed;

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution has been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock; or

•	each related share of preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of a Depositary

A depositary may resign at any time by providing us notice of its election to resign. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company that has its principal office in the United States and a combined capital and surplus of at least $50 million.

Miscellaneous

A depositary will be required to forward to holders of depositary receipts any reports and communications from us that it receives with respect to the related shares of preferred stock. Holders of depository receipts will be able to inspect the transfer books of the depository and the list of holders of receipts upon reasonable notice. Neither we nor any depositary will be liable if either party is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing duties in good faith and without gross negligence or willful misconduct.

Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related shares of preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting shares of preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

If a depositary receives conflicting claims, requests or instructions from any holder of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the warrants. The applicable prospectus supplement will describe the specific terms of the warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those warrants.

We have summarized in this section certain terms and provisions of the warrant agreement and the warrants. The summary is not complete. You should read the forms of warrant and warrant agreement that we will file with the SEC at or before the time of the offering of the applicable series of warrants for additional information before you buy any warrants.

We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter into a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

•	the offering price;

•	the number of warrants offered;

•	the securities underlying the warrants;

•	the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the date on which the warrants will expire;

•	federal income tax consequences;

•	the rights, if any, we have to redeem the warrants;

•	the name of the warrant agent; and

•	the other terms of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities underlying the warrants and will not be entitled to payments made to holders of those securities.

The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which the amendment or supplement applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding (or such greater approval as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable underlying shares of capital stock for trading or as otherwise provided in our organizational documents) approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement, as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	any special federal income tax considerations applicable to the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

RESTRICTIONS ON TRANSFER OF SECURITIES

For us to qualify as a real estate investment trust, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. In order to ensure that this requirement is satisfied, our by-laws (with respect to our common stock and preferred stock) and our certificates of designation (for our preferred stock) provide that no person may acquire securities that would result in the direct or indirect beneficial ownership of more than 9.8% of our common stock or more than 9.8% in value of our outstanding capital stock by such person. For purposes of application of such limitations to any person, all options, warrants, convertible securities or other rights to acquire our common stock held directly or indirectly by such person will be treated as if all such rights had been exercised. If any securities in excess of this limit are issued or transferred to any person, such issuance or transfer shall be valid only with respect to such amount of securities as does not exceed this limit, and such issuance or transfer will be void with respect to the excess. The board of directors may grant limited exemptions from the ownership restrictions set forth in the by-laws to specified persons if the board determines that each such limited exemption is in the best interests of us and our stockholders.

Our by-laws and certificates of designation further provide that, if the foregoing stock ownership limitations are determined to be invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of the shares or other securities will be deemed to have acted as our agent in acquiring the shares or other securities that are in excess of the limit, and will be deemed to hold such excess shares or securities on our behalf. As the equivalent of treasury securities for such purposes, the excess securities will not be entitled to any voting rights, will not be considered to be outstanding for quorum or voting purposes, and will not be entitled to receive dividends, interest or any other distribution with respect to such securities. Any person who receives dividends, interest or any other distribution in respect of the excess securities will hold the same as our agent and for the transferee of the excess securities following a permitted transfer.

In addition, under our by-laws and certificates of designation, we may refuse to transfer any shares, passing either by voluntary transfer, by operation of law, or under the last will and testament of any stockholder, if such transfer would or might, in the opinion of our board of directors or counsel, disqualify us as a real estate investment trust.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF
INCORPORATION AND BY-LAWS

Anti-Takeover Provisions

Our certificate of incorporation and by-laws contain provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect are:

•	Classification of our board of directors into three classes with the term of only one class expiring each year.

•	A provision permitting our board of directors to make, amend or repeal our by-laws.

•	Authorization for our board of directors to issue preferred stock in series and to fix the rights and preferences of the series, including, among other things, whether and to what extent the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters (see “Description of Our Preferred Stock” above).

•	A prohibition on stockholders taking action by written consent in lieu of a meeting.

•	Advance notice procedures with respect to nominations of directors by stockholders and proposals by stockholders of business at an annual meeting.

•	The grant only to our board of directors of the right to call special meetings of stockholders.

•	Limitations on the number of shares of our capital stock that may be beneficially owned, directly or indirectly, by any one stockholder (see “Restrictions on Transfer of Securities” above).

•	Limitations on transactions that involve us and any stockholder who beneficially owns 5% or more of our voting stock (see “— Limitations on Transactions Involving Us and Our Stockholders” below).

•	A provision permitting amendment by the stockholders of certain of the provisions listed above only by an affirmative vote of the holders of at least three-quarters of all of the outstanding shares of our voting stock, voting together as a single class.

Limitations on Transactions Involving Us and Our Stockholders

Under our by-laws, in addition to any vote otherwise required by law, our certificate of incorporation or our by-laws, the following transactions will require the affirmative vote of the holders of at least seventy-five percent of the voting power of our then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class:

•	Our merger or consolidation with or into

•	any stockholder that owns 5% or more of our voting stock; or

•	any other corporation or entity which is, or after such merger or consolidation would be, an affiliate of a stockholder that owns 5% or more of our voting stock.

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantially all of our assets, in one transaction or a series of transactions, to or with any stockholder that owns 5% or more of our voting stock or an affiliate of any such stockholder.

•	Any reclassification of our securities, including any reverse stock split, or recapitalization or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity securities that is directly or indirectly owned by any stockholder that owns 5% or more of our voting stock or any affiliate of such a stockholder, whether or not the transaction involves such a stockholder.

•	The adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of a stockholder that owns 5% or more of our voting stock or any affiliate of such a stockholder.

These provisions will not apply to any of the transactions described above if:

•	We are at the time of the consummation of the transaction, and at all times throughout the preceding twelve months have been, directly or indirectly, the owner of a majority of each class of the outstanding equity securities of the 5% stockholder that is a party to the transaction; or

•	The transaction has been approved by a majority of the members of our board of directors who, at the time such approval is given, were not affiliates or nominees of the 5% stockholder; or

•	Both of the following conditions have been met:

•	the aggregate amount of the cash and the fair market value, as determined in good faith by our board of directors, of the consideration other than cash to be received per share by holders of our voting stock in such transaction shall be at least equal to the highest per share price paid by the 5% stockholder for any shares of voting stock acquired by it:

•	within the two-year period immediately prior to the first public announcement of the proposal of the transaction, or

•	in the transaction in which it became a 5% stockholder, whichever is higher; and

•	the consideration to be received by holders of a particular class of outstanding voting stock shall be in cash or in the same form as the 5% stockholder previously paid for shares of such voting stock. If the 5% stockholder paid for shares of any class of voting stock with varying forms of consideration, the form of consideration to be paid by the 5% stockholder for such class of voting stock shall be either cash or the form used to acquire the largest number of shares of such class of voting stock previously acquired by the stockholder.

The foregoing summary of certain provisions of our certificate of incorporation and by-laws does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary of the taxation of the Company and the material federal tax consequences to you as a holder of our common stock and debt securities offered under this prospectus is for general information only and is not tax advice. The applicable prospectus supplement delivered with this prospectus will provide any necessary information about additional federal income tax considerations, if any, related to the particular securities being offered. This summary does not address all aspects of taxation that may be relevant to certain types of holders of stock or securities (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, persons holding shares of common stock as part of a hedging, integrated conversion or constructive sale transaction or a straddle, traders in securities that use a mark-to-market method of accounting for their securities, investors in pass-through entities and foreign corporations and persons who are not citizens or residents of the United States).

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any state or local income taxation or foreign income taxation or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our securities as set forth in this summary. Before you purchase our securities, you should consult your own tax advisor regarding the particular U.S. federal, state, local, foreign and other tax consequences of acquiring, owning, and selling of our securities.

U.S. Federal Income Taxation of the Company as a REIT

General

We elected to be taxed as a real estate investment trust (or REIT) commencing with our first taxable year. We intend to continue to operate in such a manner as to qualify as a REIT, but there is no guarantee that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT depends upon our ability to meet a variety of qualification tests imposed under federal income tax law with respect to our income, assets, distribution level and diversity of share ownership as discussed below under “— Qualification as a REIT.” There can be no assurance that we will be owned and organized and will operate in a manner so as to qualify or remain qualified.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite the REIT election, we may be subject to federal income and excise tax as follows:

•	To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates;

•	We may be subject to the “alternative minimum tax” on certain items of tax preference to the extent that this tax exceeds our regular tax;

•	If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income;

•	Any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;

•	If we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% gross income test (discussed below) or (ii) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% gross income test (discussed below) multiplied by (2) a fraction intended to reflect our profitability;

•	If we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and

•	We will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our “taxable REIT subsidiaries” that would be reduced through reallocation under certain federal income tax principles in order to more clearly reflect income of the taxable REIT subsidiary. See “— Other Tax Considerations-Investments in Taxable REIT Subsidiaries.”

If we acquire any assets from a corporation which is or has been a “C” corporation in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the “C” corporation. A “C” corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of the assets during the 10-year period beginning on the date on which the assets were acquired by us, then to the extent of the assets’ “built-in gain” (i.e., the excess of the fair market value of the asset over the adjusted tax basis in the asset, in each case determined as of the beginning of the 10-year period), we will be subject to tax on the gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time the built-in gain assets were subject to a conversion transaction (either where a “C” corporation elected REIT status or a REIT acquired the assets from a “C” corporation), were not treated as sold to an unrelated party and gain recognized.

Qualification as a REIT

A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the “Five or Fewer Requirement”); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (6).

Based on publicly available information, we believe we have satisfied the share ownership requirements set forth in (5) and (6) above. In addition, Article VI of our Amended and Restated By-Laws provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We have complied with, and will continue to comply with, regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the Five or Fewer Requirement. If we fail to comply with these regulatory rules, we will be subject to a monetary penalty. If our failure to comply were due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We may own a number of properties through wholly owned subsidiaries. A corporation will qualify as a “qualified REIT subsidiary” if 100% of its stock is owned by a REIT and the REIT does not elect to treat the subsidiary as a taxable REIT subsidiary. A “qualified REIT subsidiary” will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a “qualified REIT subsidiary” will be treated as assets, liabilities and items (as the case may be) of the REIT. A “qualified REIT subsidiary” is not subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under “— Asset Tests.”

If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership’s, limited liability company’s or trust’s assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These “look-through” rules apply for purposes of the income tests and assets tests described below.

Income Tests.  There are two separate percentage tests relating to our sources of gross income that we must satisfy for each taxable year.

•	At least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from “rents from real property,” other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments.

•	At least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% gross income test and from dividends (including dividends from taxable REIT subsidiaries) and interest.

For taxable years beginning on or before October 22, 2004, (i) payments to us under an interest rate swap or cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to reduce interest rate risk on indebtedness incurred or to be incurred and (ii) gain from the sale or other disposition of any such investment are treated as income qualifying under the 95% gross income test. As to transactions entered into in taxable years beginning after October 22, 2004, any of our income from a “clearly identified” hedging transaction that is entered into by us in the normal course of business, directly or indirectly, to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings or obligations incurred or to be incurred by us, or such other risks that are prescribed by the Internal Revenue Service, is excluded from the 95% gross income test. In general, a hedging transaction is “clearly identified” if (i) the transaction is identified as a hedging transaction before the end of the day on which it is entered into and (ii) the items or risks being hedged are identified “substantially contemporaneously” with the hedging transaction. An identification is not substantially contemporaneous if it is made more than 35 days after entering into the hedging transaction.

Rents received by us will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT only if several conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.

•	Rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of the tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented.

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”

•	For rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an “independent contractor” from whom we derive no income, except that we may directly provide services that are “usually or customarily rendered” in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered “rendered to the occupant for his convenience.”

For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term “interest” generally does not include any amount if the determination of the amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are eligible for relief. For taxable years beginning on or before October 22, 2004, these relief provisions generally will be available if (a) our failure to meet such tests was due to reasonable cause and not due to willful neglect; (b) we attach a schedule of the sources of our income to our return; and (c) any incorrect information on the schedule was not due to fraud with intent to evade tax. For taxable years beginning after October 22, 2004, these relief provisions generally will be available if (a) following our identification of the failure, we file a schedule for such taxable year describing each item of our gross income and (b) the failure to meet such tests was due to reasonable cause and not due to willful neglect.

It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to (i) 75% of our gross income over the amount of qualifying gross income for purposes of the 75% income test and (ii) 95% of our gross income (90% of our gross income for taxable years beginning on or before October 22, 2004) over the amount of qualifying gross income for purposes of the 95% income test, multiplied by (b) a fraction intended to reflect our profitability.

Asset Tests.  Within 30 days after the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote (the “10% vote test”) or value (the “10% value test”) of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 20% of the total assets may be represented by securities of one or more taxable REIT subsidiaries (the “20% asset test”) and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary (the “5% asset test”), another REIT or a taxable REIT subsidiary. Each of the 10% vote test, the 10% value test and the 20% and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

For taxable years beginning after December 31, 2000, certain items are excluded from the 10% value test, including (i) straight debt securities of an issuer (including straight debt that provides certain contingent payments); (ii) any loan to an individual or an estate; (iii) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person”; (iv) any obligation to pay rents from real property; (v) certain securities issued by a state or any subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (vi) any security issued by a REIT; and (vii) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of security (“excluded securities”). Special rules apply to straight debt securities issued by corporations and entities taxable as partnerships for federal income tax purposes. If a REIT, or its taxable REIT subsidiary, holds (i) straight debt securities of a corporate or partnership issuer and (ii) securities of such issuer that are not excluded securities and have an aggregate value greater than 1% of such issuer’s outstanding securities, the straight debt securities will be included in the 10% value test.

For taxable years beginning after December 31, 2000, a REIT’s interest as a partner in a partnership is not treated as a security for purposes of applying the 10% value test to securities issued by the partnership. Further, any debt instrument issued by a partnership will not be a security for purposes of applying the 10% value test (i) to the extent of the REIT’s interest as a partner in the partnership and (ii) if at least 75% of the partnership’s gross income (excluding gross income from prohibited transactions) would qualify for the 75% gross income test. For taxable years beginning after October 22, 2004, for purposes of the 10% value test, a REIT’s interest in a partnership’s assets is the REIT’s proportionate interest in any securities issued by the partnership (other than the excluded securities described in the preceding paragraph).

With respect to corrections of failures for which the requirements for corrections are satisfied after October 22, 2004, regardless of whether such failures occurred in taxable years beginning on, before or after such date, as to violations of the 10% vote test, the 10% value test or the 5% asset test, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause and not willful neglect that exceed the thresholds described in the preceding sentence, a REIT can avoid disqualification as a REIT after the close of a taxable quarter by taking certain steps, including disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets and filing a schedule with the Internal Revenue Service that describes the non-qualifying assets.

Investments in Taxable REIT Subsidiaries.  For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. We and any taxable corporate entity in which we own an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.”

Several of our subsidiaries have elected to be treated as a taxable REIT subsidiary. Taxable REIT subsidiaries are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status. Our taxable REIT subsidiaries will attempt to minimize the amount of these taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent our taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution as dividends to us from our taxable REIT subsidiaries will be reduced.

The amount of interest on related-party debt that a taxable REIT subsidiary may deduct is limited. Further, a 100% tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is not commercially reasonable. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any of these restrictions.

The Internal Revenue Service may reallocate costs between a REIT and its taxable REIT subsidiary where there is a lack of arms’-length dealing between the parties. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability. Further, any amount by which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% tax. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which we own an interest.

Annual Distribution Requirements.  In order to avoid being taxed as a regular corporation, we are required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (B) a portion of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (a) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of income and deduction of expenses in arriving at our taxable income, or (b) the payment of severance benefits that may not be deductible to us. In the event that timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we may be able to rectify a resulting failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency distributions; however, we will be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency distributions.

Failure to Qualify as a REIT

If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible nor will any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to these distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief. Failure to qualify for even one year could result in our need to incur indebtedness or liquidate investments in order to pay potentially significant resulting tax liabilities.

In addition to the relief described above under “— Income Tests” and “— Asset Tests,” relief is available in the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy the provision, and (iii) the violation does not include a violation described under “— Income Tests” or “— Asset Tests” above. It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions.

U.S. Federal Income Taxation of Holders of Our Stock

Treatment of Taxable U.S. Stockholders

The following summary applies to you only if you are a “U.S. stockholder.” A “U.S. stockholder” is a stockholder of shares of stock who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust’s substantial decisions.

So long as we qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable to these distributions (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders.

Generally, for taxable years ending after May 6, 2003 through December 31, 2008, the maximum marginal rate of tax payable by individuals on dividends received from corporations that are subject to a corporate level of tax is 15%. Except in limited circumstances, this tax rate will not apply to dividends paid to you by us on our shares, because generally we are not subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders. The reduced maximum federal income tax rate will apply to that portion, if any, of dividends received by you with respect to our shares that are attributable to: (1) dividends received by us from non-REIT corporations or other taxable REIT subsidiaries; (2) income from the prior year with respect to which we were required to pay federal corporate income tax during the prior year (if, for example, we did not distribute 100% of our REIT taxable income for the prior year); or (3) the amount of any earnings and profits that were distributed by us and accumulated in a non-REIT year.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which you held our stock. However, if you are a corporation, you may be required to treat a portion of some capital gain dividends as ordinary income.

If we elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of this net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You may not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month shall be treated as both paid by us and received by you on December 31 of that year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under “— General” and “— Qualification as a REIT — Annual Distribution Requirements” above. As a result, you may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any “deficiency dividend” will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to you to the extent these distributions do not exceed the adjusted tax basis of your shares of our stock. You will be required to reduce the tax basis of your shares of our stock by the amount of these distributions until the basis has been reduced to zero, after which these distributions will be taxable as capital gain, if the shares of our stock are held as a capital asset. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of our stock. Any loss upon a sale or exchange of shares of our stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to these shares of our stock.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in these shares of our stock. This gain will be capital gain if you held these shares of our stock as a capital asset.

If we redeem any of your shares in us, the treatment can only be determined on the basis of particular facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption results in a “complete termination” of your interest in all classes of our equity securities, is a “substantially disproportionate redemption” or is “not essentially equivalent to a dividend” with respect to you. In applying these tests, there must be taken into account your ownership of all classes of our equity securities (e.g., common stock, preferred stock, depositary shares and warrants). You also must take into account any equity securities that are considered to be constructively owned by you.

If, as a result of a redemption by us of your shares, you no longer own (either actually or constructively) any of our equity securities or only own (actually and constructively) an insubstantial percentage of our equity securities, then it is probable that the redemption of your shares would be considered “not essentially equivalent to a dividend” and, thus, would result in gain or loss to you. However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to the particular situation.

Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shareholdings in us that you own. If you own no other shareholdings in us, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Gain from the sale or exchange of our shares held for more than one year is taxed at a maximum long-term capital gain rate, which is currently 15%. Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

Treatment of Tax-Exempt U.S. Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (“Exempt Organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). The Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the “debt financed property” rules. Likewise, a portion of the Exempt Organization’s income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of our dividends as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if (i) the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%, (ii) we qualify as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust, and (iii) either (a) one pension trust owns more than 25% of the value of our stock or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively own more than 50% of the value of our stock.

Backup Withholding and Information Reporting

Under certain circumstances, you may be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding will apply only if you: (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to payment to a stockholder will be allowed as a credit against such stockholder’s United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

Taxation of Foreign Stockholders

The following summary applies to you only if you are a foreign person. The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations.

Except as discussed below, distributions to you of cash generated by our real estate operations in the form of ordinary dividends, but not by the sale or exchange of our capital assets, generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you file with us the required form evidencing the lower rate.

In general, you will be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if the investment is “effectively connected” with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion will apply to foreign stockholders whose investment in us is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to you unless (i) you file an Internal Revenue Service Form W-8ECI with us claiming that the distribution is “effectively connected” or (ii) certain other exceptions apply.

Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) as if these distributions were gains “effectively connected” with a United States trade or business. Accordingly, you will be taxed at the normal capital gain rates applicable to a U.S. stockholder on these amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption.

We will be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of the prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding.

For taxable years beginning after October 22, 2004, any capital gain dividend with respect to any class of stock that is “regularly traded” on an established securities market will be treated as an ordinary dividend if the foreign stockholder did not own more than 5% of such class of stock at any time during the taxable year. Once this provision takes effect, foreign stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax purposes including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced under an applicable income tax treaty) as discussed above. In addition, the branch profits tax will no longer apply to such distributions.

Unless our shares constitute a “United States real property interest” within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of our shares by you generally will not be subject to United States taxation. Our shares will not constitute a United States real property interest if we qualify as a “domestically controlled REIT.” We do, and expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you will be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you will not be required under FIRPTA to withhold on the purchase price if the purchased shares are “regularly traded” on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser may be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Backup withholding tax and information reporting will generally not apply to distributions paid to you outside the United States that are treated as (i) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (ii) capital gains dividends; or (iii) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds of a sale of stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she is not a U.S. person (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or otherwise established an exemption. You may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

U.S. Federal Income Taxation of Holders of Depositary Shares

Owners of our depositary shares will be treated as if you were owners of the series of preferred stock represented by the depositary shares. Thus, you will be required to take into account the income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock.

Conversion or Exchange of Shares for Preferred Stock

No gain or loss will be recognized upon the withdrawal of preferred stock in exchange for depositary shares and the tax basis of each share of preferred stock will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged. If you held your depositary shares as a capital asset at the time of the exchange for shares of preferred stock, the holding period for your shares of preferred stock will include the period during which you owned the depositary shares.

U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities

The following is a general summary of the United States federal income tax consequences and, in the case that you are a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, of purchasing, owning and disposing of debt securities periodically offered under one or more indentures, the forms of which have been filed as exhibits to this registration statement (the “notes”). This summary assumes that you hold the notes as capital assets. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. In addition, this summary does not consider any foreign, state, local or other tax laws that may be applicable to us or a purchaser of the notes.

U.S. Holders

The following summary applies to you only if you are a U.S. holder, as defined below.

Definition of a U.S. Holder.  A “U.S. holder” is a beneficial owner of a note or notes that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership, or other entity classified as a corporation or partnership for these purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust’s substantial decisions.

Payments of Interest.  Stated interest on the notes generally will be taxed as ordinary interest income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

Sale, Exchange or Other Disposition of Notes.  The adjusted tax basis in your note acquired at a premium will generally be your cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to any accrued interest, which will be taxable in the manner described under “— Payments of Interest” above; and

•	your adjusted tax basis in the notes.

Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income.

Backup Withholding and Information Reporting.  In general, “backup withholding” may apply to any payments made to you of principal and interest on your note, and to payment of the proceeds of a sale or other disposition of your note before maturity, if you are a non-corporate U.S. holder and (1) fail to provide a correct taxpayer identification number, which if you are an individual, is ordinarily your social security number; (2) furnish an incorrect taxpayer identification number; (3) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (4) fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

The amount of any reportable payments, including interest, made to you (unless you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the Internal Revenue Service for each calendar year. You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and will be credited against your U.S. federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of a note and are not a U.S. holder, as defined above (a “non-U.S. holder”).

Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities are encouraged to consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax.  Subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of principal and interest on your notes under the “portfolio interest” exception of the Internal Revenue Code, provided that:

•	you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not (1) a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Internal Revenue Code, or (2) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest is not effectively connected with your conduct of a U.S. trade or business; and

•	you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a U.S. person within the meaning of the Internal Revenue Code and providing your name and address to:

•	us or our paying agent; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of such statement.

Treasury regulations provide that:

•	if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;

•	if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the portfolio interest requirements described above, payments of interest will be subject to the 30% United States withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. Alternative documentation may be applicable in certain circumstances.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person, except as otherwise provided by an applicable tax treaty. If you are a foreign corporation, you may be required to pay a branch profits tax on the earnings and profits that are effectively connected to the conduct of your trade or business in the United States.

Sale, Exchange or other Disposition of Notes.  You generally will not have to pay U.S. federal income tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes, unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met;

•	you are subject to tax provisions applicable to certain United States expatriates; or

•	the gain is effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a trade or business in the United States and gain with respect to your notes is effectively connected with the conduct of that trade or business, you generally will be subject to U.S. income tax on a net basis on the gain. In addition, if you are a foreign corporation, you may be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, as adjusted for certain items.

U.S. Federal Estate Tax.  If you are an individual and are not a U.S. citizen or a resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of your death, your notes will generally not be subject to the U.S. federal estate tax, unless, at the time of your death (1) you owned actually or constructively ten percent or more of the total combined voting power of all our classes of stock entitled to vote or (2) interest on the notes is effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting.  Backup withholding will not apply to payments of principal or interest made by us or our paying agent, in its capacity as such, to you if you have provided the required certification that you are a non-U.S. holder as described in “— U.S. Federal Withholding Tax” above, and provided that neither we nor our paying agent have actual knowledge that you are a U.S. holder, as described in “— U.S. Holders” above. We or our paying agent may, however, report payments of interest on the notes.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

•	is a U.S. person, as defined in the Internal Revenue Code,

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States,

•	is a “controlled foreign corporation” for U.S. federal income tax purposes, or

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

U.S. Federal Income and Estate Taxation of Holders of Our Warrants

Exercise of Warrants

You will not generally recognize gain or loss upon the exercise of a warrant. Your basis in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant will be equal to the sum of your adjusted tax basis in the warrant and the exercise price paid. Your holding period in the debt securities, preferred stock, depositary shares or common stock, as the case may be, received upon the exercise of the warrant will not include the period during which the warrant was held by you.

Expiration of Warrants

Upon the expiration of a warrant, you will recognize a capital loss in an amount equal to your adjusted tax basis in the warrant.

Sale or Exchange of Warrants

Upon the sale or exchange of a warrant to a person other than us, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the warrant. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the warrant was held for more than one year. Upon the sale of the warrant to us, the Internal Revenue Service may argue that you should recognize ordinary income on the sale. You are advised to consult your own tax advisors as to the consequences of a sale of a warrant to us.

Potential Legislation or Other Actions Affecting Tax Consequences

Current and prospective securities holders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. Direct sales to investors or our stockholders may be accomplished through subscription offerings or through stockholder purchase rights distributed to stockholders. In connection with subscription offerings or the distribution of stockholder purchase rights to stockholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. If securities are to be sold through stockholder purchase rights, the stockholder purchase rights will be distributed as a dividend to the stockholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities under stockholder purchase rights will set forth the relevant terms of the stockholder purchase rights, including:

•	whether common stock, preferred stock or some other type of capital stock, or warrants for those securities, will be offered under the stockholder purchase rights;

•	the number of those securities or warrants that will be offered under the stockholder purchase rights;

•	the period during which and the price at which the stockholder purchase rights will be exercisable;

•	the number of stockholder purchase rights then outstanding;

•	any provisions for changes to or adjustments in the exercise price of the stockholder purchase rights; and

•	any other material terms of the stockholder purchase rights.

Underwriters may offer and sell the securities at:

•	fixed prices, which may be changed;

•	prices related to the prevailing market prices at the time of sale; or

•	negotiated prices.

We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both. The applicable prospectus supplement will disclose:

•	any underwriting compensation we pay to underwriters or agents in connection with the offering of securities; and

•	any discounts, concessions or commissions allowed by underwriters to participating dealers.

Under the Securities Act, underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, and to make contribution to them in connection with those liabilities.

If indicated in the applicable prospectus supplement, we may also offer and sell securities through one or more firms that will remarket the securities. These firms may act as principals for their own account or as our agents. These firms may be deemed to be underwriters in connection with the securities being remarketed. We may agree to indemnify these firms against liabilities, including liabilities under the Securities Act.

If indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by institutions to purchase securities at the offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except:

•	the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject; and

•	if the securities are being sold to underwriters, we will have sold to them the total principal amount of the securities less the principal amount of the securities covered by contracts.

Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

Some of the underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

LEGAL OPINIONS

The validity of the securities offered will be passed upon by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Certain tax matters will be passed upon for us by Arnold & Porter LLP, Washington, D.C. Any underwriters will be represented by their own legal counsel.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Current Report on Form 8-K dated May 10, 2006, for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

6,000,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities
Banc of America Securities LLC
UBS Investment Bank
Merrill Lynch & Co.
KeyBanc Capital Markets
Raymond James
Stifel Nicolaus
Morgan Keegan & Company, Inc.

          , 2008